

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Zhigeng (David) Fu
Chief Executive Officer
GreenVision Acquisition Corp.
One Penn Plaza 36th Floor
New York, NY 10019

> **Re: GreenVision Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2021**
> **File No. 001-39136**

Dear Mr. Fu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services

cc: Michael A. Goldstein, Esq.